Exhibit 99.1

Huami Corp. Announces Change of Chief Financial Officer, Effective October 1, 2020

Beijing, August 31, 2020 — Huami Corp. (NYSE: HMI) today announced that Mr. David Cui has tendered his resignation as Chief Financial Officer, effective October 1, 2020, for personal reasons. Mr. Cui will become a consultant to the company for a transitional period of time after his resignation as the Chief Financial Officer becomes effective. Huami has appointed Mr. Leon Cheng Deng as the new Chief Financial Officer, effective October 1, 2020.  Mr. Deng comes to Huami from Royal Philips, where he was most recently Global Head of Finance for Philips Domestic Appliances Division.  The company’s guidance provided on the recent second quarter call of August 18, remains in effect.

“We greatly appreciate the contributions that David has made to Huami during his tenure with the company, leading our IPO and follow-on offering efforts, providing strong financial leadership to help grow both domestic and international markets, building an experienced public company finance team, and strengthening our rigorous corporate governance and internal controls systems.  We respect David’s decision and wish him the very best in his future pursuits,” said Mr. Wang Huang, Chairman and CEO of Huami Corp.

“We are delighted to welcome Leon to Huami.  He brings from Philips an extensive finance background, perspective on Europe and many other key international markets, and strategic transaction experience that I believe will help Huami accelerate in its next phase of growth,” Mr. Huang added.

Mr. Deng has 17 years of experience in accounting, financial management, manufacturing, and international business with Royal Philips. He held key financial leadership positions for a number of Philips’ global business groups including Domestic Appliances, Personal Care and Personal Health Solutions; as well as corporate finance, financial risk management and treasury functions.  Mr. Deng also played a critical leadership role in the divestiture of Philips’ TV and Audio divisions, the Philips Lighting separation, and a series of acquisitions in the past.  Mr. Deng holds a CPA certificate in Australia, and a Chartered Global Management Accountant certification from CIMA. He earned a Bachelor of Finance degree from Shanghai International Studies University, and a Master of International Finance degree from the University of Amsterdam.

About Huami Corporation (NYSE:HMI)

Huami’s mission is to connect health with technology. Since its inception in 2013, Huami has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and analytics services for industry. In 2019, Huami shipped 42.3 million units of smart wearable devices, including its own Amazfit brand, and products developed and manufactured for Xiaomi, comprising 26% of global category shipments1. Huami Corp is based in Hefei, China, with U.S. operations, Huami-USA, based in Cupertino, Calif.

[1] IDC, Correcting and Replacing Shipments of Wearable Devices, 3/10/20

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Investors: Grace Yujia Zhang, ir@huami.com

Media: Ken Cao, press@huami.com

In the United States:

Investors: Brad Samson, brad.samson@huami-usa.com, 714-955-3951

Media: Lydia Huang, lydia.huang@huami-usa.com, 407-800-5625